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                            EXHIBIT   28.1 (6 PAGES)

                 PRESS RELEASE DATED APRIL 17, 1997 ANNOUNCING
                 EARNINGS FOR THE QUARTER ENDED MARCH 31, 1997
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FOR IMMEDIATE RELEASE

                                                    DATE: April 17, 1997
                                                    CONTACT: Rick L. Brown, CFO
                                                         (319) 369-5601

                      PERPETUAL MIDWEST FINANCIAL, INC.


CEDAR RAPIDS, IOWA------

     Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced earnings of $434,000 or $0.22 per common share for the Company's three months ended March 31, 1997. This compares to net income of $427,000 or $0.21 per common share for the three months ended March 31, 1996. The increase in earnings for the three months ended March 31, 1997 compared to the three months ended March 31, 1996 was predominately due to an increase of $333,000 in net interest income and a $183,000 increase in other income, offset by a $241,000 increase in provision for loan losses, a $241,000 increase in other expenses, and a $27,000 increase in income tax provision. Beginning July, 1996, the Company increased its provision for loan losses due to the continued growth in the Company's loan portfolio and an increase in the Company's actual loan loss experience over the past year.

     Net interest income, before provision for loan losses, for the three months ended March 31, 1997 increased $333,000 to $2.7 million as compared to $2.4 million for the same period last year. Interest income increased $359,000 to $7.3 million while interest expense increased $26,000 to remain level at $4.6 million for the three months ended March 31, 1997, as compared to the three months ended March 31, 1996. Interest income increased primarily due to a $7.4 million increase in average earning financial assets and a 24 basis points increase in the average yield on these assets. The increase in interest expense was primarily due to a $11.6 million increase in the average balance of financial liabilities, offset by a 19 basis point decrease in the average cost of these liabilities.

                                       1


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Perpetual Midwest Financial, Inc. Press Release
April 17, 1997
Page 2 of 6


     Earnings for the first nine months of fiscal 1997 ended March 31, 1997 resulted in a net loss of $38,000 or ($0.02) per share of common stock. This compared to net income of $1.1 million or $0.55 per share of common stock for the nine months ended March 31, 1996.

     The decrease in earnings for the first nine months of fiscal 1997 compared to the same period last year was predominantly due to a $983,000 increase for provision for loan losses, a 1.2 million increase in other expenses and a $1.5 million expense for a special assessment on SAIF-insured institutions in order to recapitalize the SAIF insurance fund, offset by an increase of $1.3 million in net interest income, a $487,000 increase of other income and a decrease of $720,000 in tax provision.

     Net interest income, before provision for loan losses, for the nine months ended March 31, 1997 increased $1.3 million to $7.8 million as compared to $6.5 million for the same period last year. Interest income increased $2.0 million to $22.0 million while interest expense increased $661,000 for the nine months ended March 31, 1997 as compared to the nine months ended March 31, 1996. Interest income increased primarily due to a $21.3 million increase in average financial earning assets and an 28 basis point increase in the average yield on these assets. Interest expense increased primarily due to a $25.1 million increase in average financial liabilities, offset by a 19 basis point decrease in the average cost of these liabilities.

     Total consolidated assets at March 31, 1997 were $397.8 million as compared to $383.3 million at June 30, 1996. At March 31, 1997, allowances and reserves for loan losses totaled $2.8 million or 0.95% of total net loans receivable as compared to $2.7 or 0.90% of total net loans receivable at June 30, 1996. The Company's non- performing assets (loans 90 days or more delinquent and foreclosed real estate) were $1.3 million or 0.32% of total assets at March 31, 1997, compared with $1.5 million or 0.39% of total assets at June 30, 1996. Total allowances and reserves for loan losses were 2.2 times non-performing assets at March 31, 1997 compared to 1.8 times at June 30, 1996.

     As of December 31, 1996, Perpetual Savings Bank, FSB had tangible and core capital ratios of approximately 7.81%. The Bank continued to exceed its regulatory capital requirements and expects to remain in excess of the requirements.
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Perpetual Midwest Financial, Inc. Press Release
April 17, 1997
Page 3 of 6

     On September 24, 1996, Perpetual Midwest Financial, Inc. announced its intent to repurchase up to 5% of its outstanding common shares over the following twelve-months. The Company continues to repurchase shares at prevailing market prices from time to time depending upon market conditions.

     Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

     Perpetual Midwest Financial, Inc's common stock is traded on the NASDAQ National Market under the symbol "PMFI".

     A consolidated financial summary follows (3 pages).

                                     #####













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
                        SUMMARY OF FINANCIAL HIGHLIGHTS

                        - CONSOLIDATED BALANCE SHEETS -

                                                                  March 31,              June 30,
                                                                     1997                 1996
                                                                 (unaudited)            (audited)
---------------------------------------------------------      --------------      ---------------
         Assets
             Cash and due from financial institutions          $   5,343,167       $    2,968,278
             Interest-bearing balances in financial inst.          7,928,656            7,956,221
                                                               -------------       --------------
                 Cash and cash equivalents                        13,271,823           10,924,499
             Securities:
                   Trading portfolio                                 680,188              989,800
                   Available-for-sale                             69,542,017           56,401,791
                   Held-to-maturity                                       --                   --
                   FHLB stock                                      4,640,900            4,640,900
             Loans held for sale                                     631,208            1,870,570
             Loans receivable, net                               296,312,678          296,080,410
             Accrued interest and dividend receivable              2,802,284            2,678,024
             Premises and equipment, net                           7,301,642            7,307,659
             Other assets                                          2,597,170            2,379,202
                                                               -------------       --------------
                 TOTAL ASSETS                                  $ 397,779,910       $  383,272,855
                                                               =============       ==============

         Liabilities
             Deposits                                          $ 291,609,268       $  261,497,110
             Borrowed funds                                       67,390,961           80,723,708
             Advances from borrowers for taxes & ins.                284,350              818,524
             Accrued interest payable                              2,610,613            2,343,611
             Other liabilities                                     2,098,407            2,301,985
                                                               -------------       --------------
                 TOTAL LIABILITIES                             $ 363,993,599       $  347,684,938

         Stockholders' Equity
             Common stock (2,123,984 shares)                   $      21,240       $       21,240
             Additional paid in capital                           20,712,301           20,546,070
             Retained earnings-substantially restricted           18,006,425           18,481,335
             Unrealized holding gains/losses-available-for-sale     (225,288)            (486,626)
             Less:  Common stock acquired                         (3,570,365)          (2,152,190)
                       Employee stock ownership plan                (651,272)            (776,032)
                       Unearned compensation                        (506,730)             (45,880)
                                                               -------------       --------------
                 Total Stockholders' Equity                    $  33,786,311       $   35,587,917

         Total Liabilities and
                 Stockholders' Equity                          $ 397,779,910       $  383,272,855
                                                               =============       ==============

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                        SUMMARY OF FINANCIAL HIGHLIGHTS

                      - CONSOLIDATED STATEMENTS OF INCOME-

                                                     For the 3 mos. ended March 31,
                                                 -------------------------------------
                                                       1997                 1996
    (Dollars in Thousands except Per Share Data     (unaudited)           (unaudited)
--------------------------------------------------------------------------------------
         Interest Income                            $    7,348              $   6,989

         Interest Expense                                4,643                  4,617
                                                    ----------              ---------

         Net Interest Income                             2,705                  2,372
                 Provision for loan losses                 271                     30
                                                    ----------              ---------
         Net Interest Income after
             Provision for Loan Losses                   2,434                  2,342

         Other Income                                      465                    282

         Other Expenses                                  2,186                  1,945

         Income Before Income Taxes                        713                    679

                 Income tax provision                      279                    252
                                                    ----------              ---------
         Net Income                                 $      434              $     427
                                                    ==========              =========

         Earnings per share subsequent to
              conversion
                 Net Income                              $0.22                  $0.21
                                                    ==========              =========

         Earnings per share assuming
              full dilution
                 Net Income                              $0.22                  $0.21
                                                    ==========              =========

                        SUMMARY OF FINANCIAL HIGHLIGHTS

                      - CONSOLIDATED STATEMENTS OF INCOME-

                                                     For the 9 mos. ended March 31,
                                                 ------------------------------------
                                                       1997                 1996
  (Dollars in Thousands except Per Share Data       (unaudited)           (unaudited)
------------------------------------------------------------------------------------
         Interest Income                         $      21,954       $         19,945

         Interest Expense                               14,110                 13,449
                                                 -------------       ----------------

         Net Interest Income                             7,844                  6,496
                 Provision for loan losses               1,048                     65
                                                 -------------       ----------------
         Net Interest Income after
             Provision for Loan Losses                   6,796                  6,431

         Other Income                                    1,376                    889

         Other Expenses                                  6,731                  5,487
                 Special SAIF assessment                 1,485                   --
                                                 -------------       ----------------
         Total Other Expenses                            8,216                  5,487

         Income Before Income Taxes                        (44)                 1,833

                 Income tax provision                       (6)                   714
                                                 -------------       ----------------
         Net Income                              $         (38)      $          1,119
                                                 =============       ================

         Earnings per share subsequent to
              conversion
                 Net Income                             ($0.02)                 $0.55
                                                 =============       ================


         Earnings per share fully diluted
              subsequent to conversion
                 Net Income                             ($0.02)                 $0.55
                                                 =============       ================